TOMRA

RECEIVED

2007 DEC 27 P 3:42

082-03334

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

07028802

Asker, 19 December 2007

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Ragnhild Ringheim
Investor Relations Coordinator
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED
JAN 0 2 2008
THOMSON
FINANCIAL

19.12.2007 07:37:52 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 115,000 own shares at an average price of NOK 36.68 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,216,915 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 18 December 2007
Tomra Systems ASA

14.12.2007 07:34:09 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 116,000 own shares at an average price of NOK 37.64 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,101,915 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 13 December 2007
Tomra Systems ASA

OSLO BØRS NewsWeb Utsteder Tomra Systems ASA Utsteder ID TOM Instrument -- alle -- Marked -- alle --
Kategori -- alle -- Fra dato 10.12.2007 [...] Til dato 17.12.2007 [...] Søk...

lenke

13.12.2007 07:42:31 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 172,000 own shares at an average price of NOK 37.99 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,985,915 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 12 December 2007
Tomra Systems ASA

10.12.2007 07:45:16 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 73,500 own shares at an average price of NOK 36.28 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,813,915 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 7 December 2007
Tomra Systems ASA

lenke

05.12.2007 13:11:32 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **FINANCIAL CALENDAR 2008** finansiell kalender

20 February 2008: FY 2007 Results
23 April 2008: Results 1Q 2008
23 April 2008: Annual General Meeting
16 July 2008: Results 2Q 2008
15 October 2008: Results 3Q 2008

All dates are tentative and subject to changes.

Asker, 5 December 2007
Tomra Systems ASA

05.12.2007 07:41:04 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 110,000 own shares at an average price of NOK 35.97 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,740,415 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 4 December 2007
Tomra Systems ASA

03.12.2007 07:41:03 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 378,000 own shares at an average price of NOK 36.23 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,630,415 treasury shares. Total holding of treasury shares after this purchase equals to 5.24 % of the total shares outstanding in Tomra Systems ASA.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 30 November 2007
Tomra Systems ASA

29.11.2007 07:33:44 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 207,600 own shares at an average price of NOK 35.93 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,252,415 treasury shares. Total holding of treasury shares exceeds 5% after this purchase, and is equal to 5.01% of the total shares outstanding in Tomra Systems ASA.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 28 November 2007
Tomra Systems ASA

26.11.2007 07:43:44 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 158,000 own shares at an average price of NOK 34.59 per share at Oslo Stock Exchange. After this transaction Tomra holds 8,044,815 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 23 November 2007
Tomra Systems ASA

23.11.2007 07:46:37 Marked=OB Utsteder=Tomra Systems ASA **PRIMARY INSIDER TRADE** meldepliktig handel

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President and CEO Amund Skarholt, has today bought 30,000 shares in TOMRA at a share price of NOK 33.10. After this transaction Amund Skarholt holds 30,000 shares in TOMRA.

CFO Espen Gundersen, has today bought 10,000 shares
in TOMRA at a share price of NOK 33.10. After this transaction Espen Gundersen holds 10,000 shares in TOMRA.

Managing Director of TiTech Visionsort Rune E. Marthinussen has today bought 10,000 shares in TOMRA at a share price of NOK 33.10. After this transaction Rune E. Marthinussen holds 10,000 shares in TOMRA.

Asker, 22 November 2007
Tomra Systems ASA

20.11.2007 07:32:08 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 109,400 own shares at an average price of NOK 35.40 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,886,815 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 19 November 2007
Tomra Systems ASA

19.11.2007 07:47:01 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 96,000 own shares at an average price of NOK 36.26 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,777,415 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 16 November 2007
Tomra Systems ASA

15.11.2007 12:43:07 Marked=OB Utsteder=Tomra Systems ASA **REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS** meldepliktig handel

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The Tomra Systems ASA Board has in accordance with proxies given at the Extraordinary General Meeting 19 December 2006, redeemed 19,799 vested options under the Group's option programs for management and employees.

The redemption is executed with the use of the company's own treasury shares, which has been sold at Oslo Stock Exchange on the employees behalf at a price of NOK37.02 per share. After the transaction, Tomra Systems ASA holds 7,681,415 treasury shares.

Management program 2005-2007
Out of 111,000 vested, not exercised options at a strike price of NOK27.73, 8,000 are today redeemed.

Employee program 2005-2010
Out of 253,075 vested, not exercised options at a strike price of NOK33.30, 11,799 are today redeemed.

The redemption will not have any P/L-impact, as the Group accounts for the option programs in accordance with IFRS 2, where the calculated market value for the options is expensed over the vesting period.

For further information, please contact:
CFO Espen Gundersen +47 97 68 73 01

Asker, 15 November 2007
Tomra Systems ASA

14.11.2007 07:39:50 Marked=OB Utsteder=Tomra Systems ASA **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 125,300 own shares at an average price of NOK 37.73 per share at Oslo Stock Exchange. After this transaction Tomra holds 7,701,214 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 13 November 2007
Tomra Systems ASA

12.11.2007 10:26:01 Marked=OB Utsteder=Tomra Systems ASA **PRIMARY INSIDER TRADE** meldepliktig handel

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Senior Vice President Trond K. Johannessen has today bought 13,000 shares in TOMRA at a share price of NOK 37,57.

After this transaction Trond K. Johannessen holds 15,000 shares in TOMRA.

Asker, 12 November 2007
Tomra Systems ASA

08.11.2007 13:02:17 Marked=OB Utsteder=Tomra Systems ASA **ORDER FROM WASTE MANAGEMENT** avtaler

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TOMRA has today entered into an agreement with an affiliate of Waste Management, Inc. (WMI) for delivery and service of 15 of TOMRA`s Automated Recycling Centers (ARC). WMI is North America`s leading provider of waste and environmental services to the municipal, commercial, industrial and residential sectors.

Waste Management will use the ARCs in a pilot program in non-deposit markets in North America to test consumers` response to incentive-based recycling. The pilot program represents the introduction of the revolutionary ARC technology in the North American market. Under the agreement the 15 recycling centers will be installed in three test markets during first half of 2008, and the pilot is expected to run until mid 2009.

Says Amund Skarholt, TOMRA`s President and CEO: `Combining TOMRA`s unique ARC technology with the operational skills and recycling capabilities of Waste Management creates a strong platform for effective and efficient recycling of rigid packaging in non-deposit markets in North America. The agreement represents a commitment by the two companies to test ARCs as a vehicle to increase recycling in North America and to explore the opportunity for further deployment of this technology outside the initial test markets if the pilot is successful`.

For further comments, please contact Amund Skarholt (+47 97 55 94 25) or Trond K. Johannessen (+47 91 59 66 88).

Asker, 8 November 2007
Tomra Systems ASA

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